Exhibit (a)(5)(v)

PHH CORPORATION ANNOUNCES EXTENSION OF OFFER PERIOD TO

PURCHASE UP TO $266 MILLION OF ITS COMMON STOCK

Mount Laurel, NJ — August 25, 2017 — PHH Corporation (“PHH” or the “Company”) (NYSE: PHH) announced today the extension of the offer period for its previously announced self-tender offer to purchase shares of its common stock for an aggregate amount of up to $266 million in cash through a modified “Dutch auction.” The offer will now expire at 12:01 a.m., New York City time, on Monday, September 11, 2017, unless the tender offer is further extended or withdrawn by the Company. The tender offer was previously scheduled to expire at 11:59 p.m., New York City time, on Friday, September 8, 2017. The reason for the extension is solely to ensure that the offer period complies with Exchange Act Rule 13e-4(f)(1)(i).

Except for the extension of the offer period, all of the material terms and conditions of the tender offer, including the price range for tendered shares, set forth in the Offer to Purchase, the related Letter of Transmittal, and other related materials (collectively, the “Offer Documents”) mailed or otherwise delivered to stockholders remains unchanged.  The Company has filed an Amendment to the Tender Offer Statement on Schedule TO containing a supplement to the Offer to Purchase in connection with the extension of the offer period and certain other amendments and supplements to the Offer Documents.

The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase, as amended and supplemented.  As of August 24, 2017, 43,344 shares of common stock have been tendered and not withdrawn.

Credit Suisse Securities (USA) LLC is serving as dealer manager for the tender offer, MacKenzie Partners, Inc. is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as depositary for the tender offer. For more information about the tender offer, please contact MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885.

None of the Company, the Company’s affiliates or subsidiaries, the dealer manager, the information agent or the depositary has made or is making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender them. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is being made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders, as they may be amended or supplemented from time to time. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they contain important information, including the terms and conditions of the tender offer. The Company has filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC. The Schedule TO, including the Offer to Purchase, the Letter of Transmittal and other related materials, are available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, MacKenzie Partners, Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

About PHH

Headquartered in Mount Laurel, New Jersey, PHH Corporation is a leading provider of end-to-end mortgage solutions through its subsidiary, PHH Mortgage. Its outsourcing model and proven expertise, combined with a strong commitment to operational excellence and customer service, has enabled PHH Mortgage to become one of the largest non-bank originators, servicers and subservicers of residential mortgages in the United States. PHH

Mortgage currently provides mortgage solutions for the real estate market and financial institutions, and offers home financing directly to consumers.  For additional information, please visit www.phh.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements as to the amount, timing and manner of the tender offer, which reflect the Company’s current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. The inclusion of this forward-looking information should not be regarded as a representation by PHH or any other person that its future plans, estimates or expectations will be achieved. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy, liquidity and planned transactions. Factors which could have a material adverse effect on the Company’s operations, future prospects and value of its shares include, but are not limited to: expectations about changes to its operating expenses; anticipated capital expenditures; expectations about changes in its earnings in equity interests and net income; expectations about the amount of unrecognized tax benefits, the outcome of tax assessment appeals, the adequacy of its existing tax reserves, future tax expenditures, and tax rates; expectations about the sufficiency of its available sources of liquidity to meet normal operating requirements and capital expenditures; expectations regarding the future outcome of legal proceedings in which the Company is involved; potential adverse effects on its relationships with existing and potential advertisers, suppliers, customers, vendors, distributors, landlords, licensors, licensees, joint venture partners, and other business partners; the value of PHH’s investment assets; the ability of PHH to complete the tender offer and the number of shares it is able to purchase pursuant to the tender offer or otherwise; and the ability of PHH to achieve the benefits contemplated by the tender offer.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. The Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. The foregoing should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Form 10-Q for the quarter ended June 30, 2017 filed with the SEC and other documents the Company files with or furnish to the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations.

Contact Information:

Investors

Hugo Arias

hugo.arias@phh.com

(856) 917-0108

Media

Dico Akseraylian

dico.akseraylian@phh.com

(856) 917-0066